Mail Stop 3561

January 19, 2007

Mr. Thomas E. Bergmann
Chief Financial Officer
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

      Re: **Harley-Davidson, Inc.**
             Form 10-K for the year ended December 31, 2005
             Filed March 3, 2006
             File No. 001-09183

Dear Mr. Bergmann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Linda Cvrkel
                Branch Chief